NEWS RELEASE
SANGOMA ANNOUNCES FOURTH QUARTER FISCAL 2023 RESULTS
Fiscal year revenue surpasses $250 million for the first time

MARKHAM, ONTARIO, September 27, 2023 – Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted leader in delivering cloud-based Communications as a Service solutions for companies of all sizes, today announced its fourth quarter financial results and audited consolidated financial statements for the fiscal year ended June 30, 2023.

US $000	Q4 FY2023	Q4 FY2022	Change	FY2023	FY2022	Change
Revenue	$63,680	$66,301	(4)%	$252,530	$224,352	13%
Gross profit	$42,241	$44,461	(5)%	$172,791	$156,888	10%
Operating expenses[1]	$43,708	$45,714	(4)%	$175,740	$162,772	8%
Net loss	$(23,630)	$(99,247)		$(29,026)	$(110,780)
Net loss per share (fully diluted)	$(0.72)	$(2.99)		$(0.88)	$(3.52)
Adjusted EBITDA[2]	$10,860	$11,129	(2)%	$44,394	$42,124	5%
Net cash provided by operating activities	$10,855	$9,547		$26,487	$21,057

Revenue for the fourth quarter of fiscal 2023 was $63.68 million, a decrease from the prior year of 4%. Annual revenue for fiscal 2023 eclipsed the $250 million mark coming in at $252.53 million, a 13% increase over the prior fiscal year.

Sangoma continues to maintain a healthy balance sheet, finishing the quarter and the fiscal year with net cash provided by operating activities of $10,855 and $26,487, respectively on June 30, 2023, reflecting a strong quarterly progression of cash flow throughout fiscal 2023. Sangoma continues to remain comfortably within its debt covenants.

“Our fourth quarter brings to a close both a successful and transitional year for Sangoma and I remain proud of our team for delivering record revenue results for our customers and shareholders during fiscal year 2023," said Norm Worthington, Sangoma Board Chairman. “We crossed the $250 million revenue mark, which is a milestone for the Company, as we continue to grow and transform from a pure Product to a cloud-based Services company. Services represented 79% of our total sales this quarter, up from 74% in the same quarter of last year and we remain committed to delivering strong organic growth going forward. Adjusted EBITDA2 for the quarter of $10.86 million, representing about 17% of revenue, again demonstrating our dedication to deliver results with profitability. While analyzing the past to understand our challenges and reflect on opportunities, the end of our fiscal year is also a time to look forward. To achieve that future, I am happy to turn the strategic and operational reigns over to Charles Salameh, our new CEO, and Jeremy Wubs, our first COO. We look forward with great optimism to a Sangoma under their strong and enthusiastic leadership."

Operating expenses1 were $175.74 million for the fiscal year, up from $162.77 million last year by about 8%, and $43.71 million for the quarter, down from $45.71 million in the same quarter last year by about 4%. The year over year increase reflects the addition of the NetFortris team while the quarter over quarter decrease reflects the realization of various cost initiatives.

Net loss for the fourth quarter was $23.63 million, and for the year was $29.03 million, both significantly affected by a one-time, non-cash goodwill impairment charge of $22.51 million. This goodwill impairment resulted primarily from, among other factors, a significant increase in the discount rate as a result of macroeconomic factors, which other companies in our industry sector have also experienced, during the latter months of fiscal 2023.

Outlook for fiscal year 2024

The Company will be suspending the issuance of forward-looking earnings guidance for fiscal 2024. This decision comes as part of a strategic transformation led by the Company's new CEO, Charles Salameh to position Sangoma for long-term success and sustainable growth.

"While maintaining profitable growth in fiscal 2024, we will embark on a transformative journey, to focus on executing a set of strategic initiatives that deliver value to our customers and shareholders. This will provide a strong foundation for expanding our addressable markets and optimizing our product portfolio and operations, in order to enable the Company to respond to and capitalize on evolving market dynamics," said Charles Salameh, Sangoma CEO.

Conference call
Sangoma will host a conference call on Wednesday, September 27, 2023, at 5:30 pm ET to discuss these results. The dial-in number for the call is 1-800-319-4610 (International 1-604-638-5340). Participants are requested to dial in 5 minutes before the scheduled start time and ask to join the Sangoma call.

1 Operating Expenses consist of sales and marketing, research and development, general and administration and foreign exchange (gain) loss.
2 Adjusted EBITDA is a non-IFRS financial measure used by the Company to monitor its performance and definitions of these terms along with reconciliation to the closest IFRS measure may be found in the accompanying MD&A on page 18 posted today at www.sedar.com and www.sec.gov.

About Sangoma Technologies Corporation
Sangoma is a trusted leader in delivering value-based Communications as a Service (CaaS) solutions for businesses of all sizes. Sangoma simplifies communications by providing businesses with the industry’s most comprehensive suite of cloud-native communications solutions, which work together seamlessly to streamline business processes. Sangoma provides businesses with a complete solution, including cloud software, endpoints, and connectivity – all delivered and supported by Sangoma’s expert team. One provider and one contact ease vendor management and save time. For more information, visit www.sangoma.com.

Cautionary Statement Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding the future success of our business, development strategies and future opportunities.

Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include, but are not limited to, statements relating to management’s guidance on revenue and Adjusted EBITDA, and other statements which are not historical facts. When used in this document, the words such as "could", "plan", "estimate", "expect", "intend", "may", "potential", "should" and similar expressions indicate forward-looking statements.

Although Sangoma believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other events contemplated by the forward-looking statements will not occur. Although Sangoma believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct as these expectations are inherently subject to business, economic and competitive uncertainties and contingencies. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, risks and uncertainties associated with changes in exchange rate between the Canadian dollar and other currencies (in particular the United States’ (“US”) dollar), changes in technology, changes in the business climate, changes to macroeconomic conditions, including (i) inflationary pressures and potential recessionary conditions, as well as actions taken by central banks and regulators across the world in an attempt to reduce, curtail and address such pressures and conditions, including any increases in interest rates, and (ii) the effects of adverse developments at financial institutions, including bank failures, that impact general sentiment regarding the stability and liquidity of banks, and the resulting impact on the stability of the global financial markets at large, risks related to the COVID-19 (coronavirus) pandemic and any resurgence thereof, our ability to identify and remediate material weaknesses and significant deficiencies in our internal controls, changes in the regulatory environment, the imposition of tariffs, the decline in the importance of the PSTN (as hereinafter defined), impairment of goodwill and new competitive pressures, and acts of terrorism and war, hostilities and conflicts, including, but not limited to, Russia’s invasion of Ukraine in February 2022 (and associated changes in global trade policies and economic sanctions), and the other risk factors described in our most recently filed Annual Information Form for the fiscal year ended June 30, 2023.

Sangoma Technologies Corporation
Larry Stock
Chief Financial Officer
investorrelations@sangoma.com